UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SOLTA MEDICAL, INC.

(Name of Subject Company (Issuer))

Sapphire Subsidiary Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

83438K103

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd. West

Laval, Quebec

Canada, H7L 4A8

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$267,559,392.68	$34,461.65

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $2.92 (i.e., the tender offer price) by (y) the sum of (a) 83,861,129, the number of shares of common stock issued and outstanding (including 2,673,559 shares subject to restricted stock awards), plus (b) 3,181,829, the number of shares of common stock issuable upon the exercise of outstanding stock options, plus (c) 4,586,971, the number of shares of common stock issuable upon the exercise of outstanding warrants. The foregoing share figures have been provided by the issuer to the offerors and are as of December 12, 2013, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: None	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer of Sapphire Subsidiary Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share (each, a “Share”), of Solta Medical, Inc., a Delaware corporation (“Solta” or the “Company”), at a price of $2.92 per Share, net to the seller in cash, without interest (the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2013 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Schedule TO is being filed on behalf of VPI, Valeant and the Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. The Agreement and Plan of Merger, dated as of December 15, 2013 (as it may be amended or supplemented, the “Merger Agreement”), by and among VPI, Valeant, the Purchaser and Solta, a copy of which agreement is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Pursuant to General Instruction F to Schedule TO, the information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the subject company and the issuer of the securities subject to the Offer is Solta Medical, Inc., a Delaware corporation. Its principal executive office is located at 25881 Industrial Boulevard, Hayward, California 94545. Solta’s telephone number is (510) 782-2286.

(b) This Schedule TO relates to Solta’s shares of common stock, par value $0.001 per share (each, a “Share”). According to Solta, as of the close of business on December 12, 2013, there were (i) 81,187,570 Shares issued and outstanding, (ii) 0 Shares were held in treasury and (iii) of the Shares reserved for issuance pursuant to outstanding awards and rights under the Company’s 1997 Stock Option Plan and the Company’s 2006 Equity Incentive Plan (A) 3,181,829 Shares were subject to outstanding and unexercised options entitling each holder thereof to purchase Shares and (B) 2,673,559 Shares were subject to Solta stock awards, of which 0 Shares were restricted stock awards and 2,673,559 Shares were restricted stock units (assuming maximum vesting of performance based restricted stock), and (iv) 4,586,971 Shares were subject to outstanding and unexercised warrants.

(c) The information concerning the principal market in which the Shares are traded and certain high and low closing prices for the Shares in the principal market in which the Shares are traded set forth in Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The filing companies of this Schedule TO are (i) Valeant Pharmaceuticals International, Inc., a company incorporated under the laws of Canada (“Valeant”), (ii) Valeant Pharmaceuticals International, a company incorporated under the laws of the State of Delaware and a wholly owned subsidiary of Valeant (“VPI”) and (iii) Sapphire Subsidiary Corp., a company incorporated under the laws of the State of Delaware and a wholly owned subsidiary of VPI (the “Purchaser”). Each of the Purchaser’s and VPI’s principal executive office is located at c/o Valeant Pharmaceuticals International, 700 Route 202/206 North, Bridgewater, New Jersey 08807, and the telephone number of each is (908) 927-1400. Valeant’s principal executive office is located at 2150 St. Elzéar Blvd. West, Laval, Quebec, Canada, H7L 4A8, and its telephone number is (514) 744-6792. The information regarding Valeant, VPI and the Purchaser set forth in Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”) of the Offer to Purchase and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 8 (“Certain Information Concerning Solta”), Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Solta”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Solta”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (c)(3)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Solta”), Section 12 (“The Transaction Agreements”), Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Solta”), Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”) and Section 14 (“Dividends and Distributions”) of the Offer to Purchase is incorporated herein by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in Section 9 (“Certain Information Concerning Valeant, VPI and the Purchaser”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Solta”) and Section 12 (“The Transaction Agreements”) of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 3 (“Procedures for Accepting the Offer and Tendering Shares”), Section 11 (“Background of the Offer; Past Contacts or Negotiations with Solta”) and Section 17 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not applicable. In accordance with the instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

•	the consideration offered consists solely of cash;

•	the Offer is not subject to any financing condition; and

•	the Offer is for all outstanding securities of the subject class.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 11 (“Background of the Offer; Past Contacts or Negotiations with Solta”), Section 12 (“The Transaction Agreements”) and Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Solta)” of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 13 (“Purpose of the Offer; No Stockholder Approval; Plans for Solta”), Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 15 (“Conditions of the Offer”) and Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 7 (“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) The information set forth in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Valeant and Solta on December 16, 2013, originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(a)(5)(B)	Form of Summary Advertisement.*

(b)(1)	Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012, among Valeant, certain subsidiaries of Valeant as Guarantors, each of the lenders named therein, J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC (“GSLP”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley, as Co-Syndication Agents, JPMorgan, as Issuing Bank, GSLP, as Administrative Agent and Collateral Agent, and the other agents party thereto (the “Third Amended and Restated Credit and Guaranty Agreement of Valeant Pharmaceuticals International, Inc.”), originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on February 17, 2012, which is incorporated by reference herein.

(b)(2)	Amendment No. 1, dated March 6, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(3)	Amendment No. 2, dated September 10, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(4)	Amendment No. 3, dated January 24, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.25 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(5)	Amendment No. 4, dated February 21, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.26 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(6)	Amendment No. 5, dated as of June 6, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(7)	Amendment No. 6, dated June 26, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.4 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(8)	Amendment No. 7, dated September 17, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 1, 2013, which is incorporated by reference herein.

(b)(9)	Joinder Agreement, dated June 14, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on June 15, 2012, which is incorporated by reference herein.

(b)(10)	Joinder Agreement, dated July 9, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on August 3, 2012, which is incorporated by reference herein.

(b)(11)	Joinder Agreement, dated as of September 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(12)	Joinder Agreement, dated as of October 2, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on October 9, 2012, which is incorporated by reference herein.

(b)(13)	Joinder Agreement, dated as of December 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.31 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2013, by and among VPI, the Purchaser, Valeant and Solta, originally filed as Exhibit 2.1 to Solta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(d)(2)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Harold L. Covert.*

(d)(3)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and H. Daniel Ferrari.*

(d)(4)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and John Glenn.*

(d)(5)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Linda Graebner.*

(d)(6)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and David Holthe.*

(d)(7)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Inlign CP III, LLC.*

(d)(8)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Cathy L. McCarthy.*

(d)(9)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Jeff Nardoci.*

(d)(10)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Mark M. Sieczkarek.*

(d)(11)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Eric Stang.*

(d)(12)	Confidentiality Agreement, dated as of July 7, 2012, between Valeant and Solta.*

(d)(13)	Extension of Confidentiality Agreement, dated as of October 31, 2013, between Valeant and Solta.*

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

 Not applicable.

SIGNATURE

 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2013

SAPPHIRE SUBSIDIARY CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated December 23, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Valeant and Solta on December 16, 2013, originally filed as Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by the Purchaser, VPI and Valeant with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(a)(5)(B)	Form of Summary Advertisement.*

(b)(1)	Third Amended and Restated Credit and Guaranty Agreement, dated as of February 13, 2012, among Valeant, certain subsidiaries of Valeant as Guarantors, each of the lenders named therein, J.P. Morgan Securities LLC, Goldman Sachs Lending Partners LLC (“GSLP”) and Morgan Stanley Senior Funding, Inc. (“Morgan Stanley”), as Joint Lead Arrangers and Joint Bookrunners, JPMorgan Chase Bank, N.A. (“JPMorgan”) and Morgan Stanley, as Co-Syndication Agents, JPMorgan, as Issuing Bank, GSLP, as Administrative Agent and Collateral Agent, and the other agents party thereto (the “Third Amended and Restated Credit and Guaranty Agreement of Valeant Pharmaceuticals International, Inc.”), originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on February 17, 2012, which is incorporated by reference herein.

(b)(2)	Amendment No. 1, dated March 6, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(3)	Amendment No. 2, dated September 10, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(4)	Amendment No. 3, dated January 24, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.25 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(5)	Amendment No. 4, dated February 21, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.26 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(b)(6)	Amendment No. 5, dated as of June 6, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(7)	Amendment No. 6, dated June 26, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.4 to Valeant’s Quarterly Report on Form 10-Q filed on August 8, 2013, which is incorporated by reference herein.

(b)(8)	Amendment No. 7, dated September 17, 2013, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 1, 2013, which is incorporated by reference herein.

(b)(9)	Joinder Agreement, dated June 14, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on June 15, 2012, which is incorporated by reference herein.

(b)(10)	Joinder Agreement, dated July 9, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.2 to Valeant’s Quarterly Report on Form 10-Q filed on August 3, 2012, which is incorporated by reference herein.

(b)(11)	Joinder Agreement, dated as of September 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.3 to Valeant’s Quarterly Report on Form 10-Q filed on November 5, 2012, which is incorporated by reference herein.

(b)(12)	Joinder Agreement, dated as of October 2, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.1 to Valeant’s Current Report on Form 8-K filed on October 9, 2012, which is incorporated by reference herein.

(b)(13)	Joinder Agreement, dated as of December 11, 2012, to the Third Amended and Restated Credit and Guaranty Agreement of Valeant, originally filed as Exhibit 10.31 to Valeant’s Annual Report on Form 10-K filed on February 28, 2012, which is incorporated by reference herein.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2013, by and among VPI, the Purchaser, Valeant and Solta, originally filed as Exhibit 2.1 to Solta’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2013, which is incorporated by reference herein.

(d)(2)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Harold L. Covert.*

(d)(3)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and H. Daniel Ferrari.*

(d)(4)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and John Glenn.*

(d)(5)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Linda Graebner.*

(d)(6)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and David Holthe.*

(d)(7)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Inlign CP III, LLC.*

(d)(8)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Cathy L. McCarthy.*

(d)(9)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Jeff Nardoci.*

(d)(10)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Mark M. Sieczkarek.*

(d)(11)	Tender Agreement, dated as of December 15, 2013, by and among VPI, the Purchaser and Eric Stang.*

(d)(12)	Confidentiality Agreement, dated as of July 7, 2012, between Valeant and Solta.*

(d)(13)	Extension of Confidentiality Agreement, dated as of October 31, 2013, between Valeant and Solta.*

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.